Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551-2999
+1 567 336 5000 tel
+1 567 336 8262 fax
www.o-i.com

April 18, 2013

VIA EDGAR TRANSMISSION

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 13, 2013

File No. 1-9576

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 13, 2013

File No. 33-13061-01

Dear Mr. Decker:

We are in receipt of the Staff’s letter, dated April 8, 2013, with respect to the above-referenced Annual Reports on Form 10-K.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Owens-Illinois, Inc. Form 10-K for the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations — Comparison of 2012 with 2011, page 28

1.              Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, on page 31, you indicate that the decrease in segment operating profit in South America was primarily attributable the unfavorable effects of foreign currency exchange rate changes. You state that higher selling prices and higher sales volume benefited segment operating profit but do not quantify how significantly they served to offset the higher foreign currency impact. Furthermore, it is unclear to what extent higher transportation costs contributed to your decrease in segment operating profit. Please show us how you will revise your future filings to separately quantify the impact of each factor contributing to material fluctuations in your consolidated and segment results of operations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04. Please similarly revise your Management’s Discussion and Analysis for Owens-Illinois Group, Inc.

Response: In future filings, the Company will quantify the impact of material fluctuations in its consolidated and segment results of operations. For example, the discussion of the changes in the South America segment operating profit you referred to above will be revised in future filings as follows:

“Segment operating profit in South America in 2012 was $227 million compared with $250 million in 2011, a decrease of $23 million, or 9%. The decrease in segment operating profit was primarily due to the unfavorable effects of foreign currency exchange rate changes of $14 million. The benefits of higher selling prices discussed above were almost entirely offset by cost inflation, resulting in a net benefit to segment operating profit of $2 million for 2012.  Higher sales volume in 2012 was completely offset by higher manufacturing and delivery costs. The  higher manufacturing and delivery costs were primarily due to capacity constraints in Brazil, which resulted in the region importing glass containers from its facilities in other countries into Brazil to support the continued growth in that country. To partially alleviate the capacity constraints in Brazil, the Company completed the construction of a new furnace late in 2012 and incurred additional costs associated with the start-up of this new furnace. The remaining decrease in segment operating profit in 2012 was due to an increase in operating expenses and other costs of $11 million.”

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Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Stephen P. Bramlage, Jr.
Stephen P. Bramlage, Jr.
Senior Vice President and Chief Financial Officer

cc: Scott C. Herlihy, Latham & Watkins LLP